UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated April 22, 2004, regarding revision of proposed year-end dividend payments for fiscal year 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 22, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

Revision of Proposed Year-end Dividend Payments for Fiscal Year 2003

TOKYO, JAPAN, April 22, 2004—NTT DoCoMo, Inc. today announced that its board of directors has passed a resolution to pay a 500-yen commemorative year-end dividend, in addition to a previously proposed 500-yen ordinary dividend, thereby raising the annual dividend from 1,000 yen to 1,500 yen for the fiscal year ending March 31, 2004.

The board decided to propose the 500-yen commemorative dividend in recognition of i-mode® subscriptions surpassing the unprecedented 40 million mark.

DoCoMo recognizes that returning profit to shareholders is an important mission of the company. Moreover, based on its policy of providing stable, sustainable annual dividends, DoCoMo decides dividends by comprehensively taking into account such factors as consolidated financial results and the overall business environment.

Revision to proposed dividend payments:

	Interim	Year-end	Annual
Before revisions (proposed on October 30, 2003)	Ordinary: 500 yen per share	Ordinary: 500 yen per share	Ordinary: 1,000 yen per share

After revisions	Ordinary: 500 yen per share	Ordinary: 500 yen per share Commemorative: 500 yen per share	Ordinary: 1,000 yen per share Commemorative: 500 yen per share

Dividend for fiscal year 2002 ending March 31, 2003:

	Interim	Year-end	Annual
Dividend per share	Ordinary: 0 yen per share	Ordinary: 500 yen per share	Ordinary: 500 yen per share

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 41 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.